Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-291586

Prospectus Supplement No. 4

(To prospectus dated July 16, 2026)

20,621,250 Shares of Common Stock

This Prospectus Supplement No. 4 (this “Prospectus Supplement”) supplements the prospectus dated July 16, 2026 (the “Prospectus”) relating to the resale of up to 20,621,250 shares of common stock, par value $0.0001 per share, of Stewards, Inc. (formerly known as Favo Capital, Inc.) (the “Company,” “we,” “us,” or “our”) by the selling stockholders named in the Prospectus. These shares were issued to the selling stockholders pursuant to a Securities Purchase Agreement in connection with a private placement that closed on December 12, 2024 and July 30, 2025. The shares include 9,750,000 shares of common stock issued in the private placement, an additional 487,500 shares issued as a registration delay payment, and 10,383,750 shares issuable upon the exercise of warrants and pre-funded warrants issued in the same private placement.

This Prospectus Supplement is being filed to update and supplement the information in the Prospectus with the information contained in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 25, 2026 (the “August 25 8-K”), which reports a dispute relating to the previously disclosed Purchase and Sale Agreement dated June 5, 2026 for The Hawthorne property located at 196 Shore Road, Chatham, Massachusetts, including the seller’s assertion of buyer default and claim to a $1.0 million earnest-money deposit, which the Company and the buyer dispute. Accordingly, we have attached the August 25 8-K to this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with the Prospectus (including Prospectus Supplement Nos. 1, 2 and 3) and is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement updates or supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in conjunction with, the Prospectus, including any amendments or supplements thereto. Please keep this Prospectus Supplement with the Prospectus for future reference.

Our common stock has a multi-class voting structure. Each share of our Series B Preferred Stock is entitled to 50 votes on any matter brought before the voting shareholders of the Company, while each share of common stock is entitled to one vote. As a result, the holder of Series B Preferred Stock (currently Forfront Capital, LLC, an affiliate) controls the majority of the total voting power of the Company. This voting control is further reinforced by a Voting Agreement dated August 25, 2025, under which Forfront Capital, LLC has agreed to vote its Series B Preferred Stock in accordance with the direction of a majority vote of the Company’s founders (Vincent Napolitano, Shaun Quin, and Glen Steward), with the Company’s President holding an irrevocable proxy to vote the shares in accordance with the founders’ direction. This structure may limit the ability of holders of common stock to influence corporate matters.

We have a multi-class voting structure under which our Founders and affiliates collectively control approximately 87% of the total voting power of the Company. As a result, we would qualify as a “controlled company” under the rules of a national securities exchange or other eligible market if our common stock were to become listed or quoted on such market and applicable ownership thresholds were satisfied. We do not currently satisfy the listing standards of any national securities exchange, and there can be no assurance that our common stock will ever be listed on a national securities exchange or quoted on another eligible market. See “Potential Implications of Controlled Company Status” and “Description of Capital Stock” in the Prospectus, as well as “Risk Factors – Our potential controlled company status and the concentration of voting power among our Founders could limit your ability to influence corporate matters” for a more detailed discussion of our governance structure and the implications of concentrated voting control.

The selling stockholders will offer and sell the shares at a fixed price of $3.00 per share while our common stock continues to trade on the OTCID Market. In the event that our common stock were to become listed on a national securities exchange or becomes eligible for quotation on the OTCQB or OTCQX, the selling stockholders may sell shares at prevailing market prices, prices related to prevailing market prices, or negotiated prices, subject to applicable securities laws and market availability. See “Plan of Distribution” in the Prospectus for a more complete description of the ways in which the shares of common stock may be sold. We will not receive any proceeds from the sales of these shares by the selling stockholders. However, we may receive proceeds from the exercise of the warrants and pre-funded warrants if exercised for cash.

Our common stock is currently quoted on the OTCID Market operated by OTC Markets Group Inc. under the symbol “SWRD.” On July 14, 2026, the closing price of our common stock on the OTCID Market was $3.00 per share. Our common stock is currently very thinly traded, and an active, liquid trading market for our securities does not currently exist. As a result, investors purchasing shares in this offering may be unable to resell their shares at or near the offering price, or at all. This offering will proceed regardless of whether any such listing or quotation is obtained.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

 The date of this Prospectus Supplement is August 27, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 19, 2026

Stewards, Inc.

(Exact name of registrant as specified in its charter)

Nevada	333-291586	88-0436017
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4300 N. University Drive, Suite D-105, Lauderhill, Florida	33351
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 1 (516) 419-5300

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

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Item 8.01 Other Events.

On June 5, 2026, Stewards Real Estate, LLC (the "Buyer"), a wholly owned subsidiary of Stewards, Inc. (the "Company"), entered into a Purchase and Sale Agreement (the "Purchase Agreement") with John E. Swenson Co., Inc. (the "Seller"), an unaffiliated third party, to acquire the real property and related tangible assets known as The Hawthorne, located at 196 Shore Road, Chatham, Massachusetts, for a purchase price of $20.0 million in cash, subject to customary prorations and adjustments. The Purchase Agreement provides for a $1.0 million earnest-money deposit (the "Deposit") to be held by Gilmartin Magence LLP as escrow agent. The Purchase Agreement originally provided for a July 1, 2026 closing and stated that time was of the essence.

Thereafter, three written instruments were executed that purported to amend the Purchase Agreement and successively extend the closing date, ultimately stating a closing date of August 10, 2026, with time remaining of the essence. The parties continued to discuss a possible further extension and prepared drafts and language after August 10, 2026, but no further written amendment was executed.

On August 18, 2026, counsel for the Seller delivered written notice to the Buyer asserting that the Buyer failed to perform by the August 10, 2026 closing date, declaring the Buyer in default under the Purchase Agreement, claiming that the Seller is entitled to retain the Deposit pursuant to Paragraph 25 of the Purchase Agreement, and requesting the return of certain original closing documents previously delivered to Buyer's counsel. Paragraph 25 provides that, upon a Buyer default, the Deposit may be retained by the Seller as liquidated damages and as the Seller's sole remedy at law and in equity.

The Seller's August 18 notice did not state that the Purchase Agreement was terminated. The Company does not believe that the Purchase Agreement has been terminated, and no termination of the Purchase Agreement is being reported in this Current Report on Form 8-K.

The Company and the Buyer dispute the alleged default and the Seller's asserted entitlement to the Deposit. On August 18, 2026, the Buyer delivered written notice of a dispute concerning the Deposit and advised the escrow agent that the Buyer does not authorize any release or disbursement of the Deposit. Under Paragraph 24 of the Purchase Agreement, in the event of a disagreement between the parties, the escrow agent is required to retain the Deposit pending mutual written instructions from the Seller and the Buyer or a final order of a court of competent jurisdiction.

The Seller has asserted a claim to the $1.0 million Deposit. The Company and the Buyer dispute that any termination payment or penalty has been incurred and are pursuing their available contractual, legal and equitable rights and remedies, which may include litigation. The Company cannot presently predict the outcome of the dispute.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which was previously filed as Exhibit 2.12 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-291586), filed with the Securities and Exchange Commission on June 12, 2026, and is incorporated herein by reference.

The Company previously disclosed that it expected to complete the Hawthorne acquisition, subject to customary closing conditions and financing requirements. In light of the dispute described above, there can be no assurance that the acquisition will be completed, that the Purchase Agreement will be determined to remain enforceable, or that the Deposit will be recovered in whole or in part. Any prior statements concerning the expected timing of the closing should no longer be relied upon.

The dispute and its resolution could result in legal expenses, delay or prevent the acquisition, require an impairment or write-off of all or a portion of the Deposit, and adversely affect the Company's liquidity, financial condition and results of operations. The Company will provide additional disclosure regarding material developments as appropriate.

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Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1	Purchase and Sale Agreement, dated June 5, 2026, by and between Stewards Real Estate, LLC and John E. Swenson Co., Inc. (incorporated by reference to Exhibit 2.12 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-291586), filed June 12, 2026).
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STEWARDS, INC.

By: /s/ Katuischia Murless

Name: Katuischia Murless

Title: Chief Financial Officer

Date: August 24, 2026

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